Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251)

Message to Our Customers

Last month, NetScout completed 30 years of operations as a successful technology company, and 15 of these years as a NASDAQ-listed public company. Throughout its history, NetScout has always acted in the best interest of its customers. Our intent to acquire Danaher’s communications business is no exception. Let me outline how this transformational move benefits not only our current and future customers, but also the customers of Tektronix, Arbor, and Fluke.

Our starting point is our long track record of exceptional customer focus, with an unbroken record of technology innovation, and the consistency of our vision - we are the only vendor that has this compelling combination in our industry segment.

With this acquisition, we are staying the course and doubling down on our mission of being our customers’ strategic partner as they navigate the major waves of technology transformation in the 21st century from data center and network function virtualization to cloud, to mobility to BYOD to unprecedented cyber security threats. With the added talent, resources and increased market access from the acquisition, we will greatly accelerate the development and adoption of our patented ASI technology and nGenius software platform to derive ever more vital intelligence and insight from network traffic. Expect even more innovation and superior service from the new NetScout!

Combining our respective product portfolios will bring both immediate and longer term benefit in service assurance and performance analytics, business intelligence, and cyber security solutions from the same global vendor. Bringing these solutions onto the ASI technology platform through software upgrades will create a uniquely integrated portfolio for large scale enterprises and communications service providers.

Increased size and superior staying power, combined with long-standing leadership and steady direction, offer the best investment protection for our customers. We have clearly demonstrated our commitment to maximizing our customers’ return on their investments as proven by outstanding customer loyalty and strong repeat business. We will treat the investments of all customers of the combined businesses’ with the same dedication.

Operating an already global industry leader and with seven successful acquisitions under their belt, our field teams, support organization, and management are ready to take on this new opportunity with confidence and excitement. However, we will not be distracted from meeting the needs of our existing customers, and our commitment to serving you remains our highest priority throughout the acquisition process.

Be assured that we are proceeding with your best interest at heart and will regularly update you on the progress of the acquisition.

Thank you for your business and confidence.

Anil Singhal, CEO and Co-Founder

Additional Information and Where You Can Find It

NetScout will file a Preliminary Proxy Statement on Schedule 14A and a Registration Statement on Form S-4 containing a prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement and prospectus when they become available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain free copies of the proxy statement and prospectus (when they are available) and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The proxy statement and the prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov.